Exhibit 4.13

IHS Netherlands Holdco B.V. Herikerbergweg 88 1101 CM Amsterdam

To:Ecobank Nigeria Limited (the “Facility Agent”)

Attention : Olakunle Lowo

15 February 2024

Unsecured NGN Term Facility Agreement – Amendment 1

Dear Sirs

1.	Introduction
1.1

We refer to the up to NGN 165,000,000,000 term credit facility dated 3 January 2023 between, amongst others, IHS Netherlands Holdco B.V (“Holdco”), each of IHS (Nigeria) Limited, IHS Towers NG Limited and INT Towers Limited as the borrower, the Facility Agent and each of the financial institutions named therein as original lenders (the “Facility Agreement”).

1.2	Capitalised terms defined in the Facility Agreement shall have the same meaning when used herein unless expressly defined in this letter (the “Letter”).
1.3

The provisions of clause 1.2 (Construction) of the Facility Agreement apply to this Letter as though they were set out in full in this Letter with all necessary consequential changes; and with references in that clause to “this Agreement” being construed as references to this Letter.

2.	Request for Amendment
2.1	In accordance with Clause 37.1 (Required Consents) of the Facility Agreement, Holdco hereby requests the consent of the Majority Lenders to the following amendment to the Facility Agreement:
2.2	Clause 22.2(b) (Interest Cover Ratio) of the Facility Agreement shall be deleted in its entirety and replaced with the following:

“Interest Coverage Ratio: On each Quarter Date, the Interest Cover Ratio:

(i)	in respect of any Relevant Period ending up to and including 31 December 2023 shall not be less than 2.75:1;
(ii)	in respect of any Relevant Period ending 31 March 2024 up to and including 31 December 2025 shall not be less than 2.50:1; and
(iii)	in respect of any Relevant Period ending 31 March 2026 or later shall not be less than 2.75:1.”
3.	Amendment

With effect from the date of this Letter, each of the Lenders agrees to waive any breach of representation, warranty, undertaking, covenant, Default, or Event of Default under or in respect of any Finance Document resulting from this Letter.

4.	Miscellaneous

4.1This Letter is a Finance Document.

4.2	From the date of this Letter, the Facility Agreement and this Letter shall be read and construed as one document.
4.3	Except as otherwise provided in this Letter, the Finance Documents remain in full force and effect.
4.4

No amendment or waiver of any provision of any Finance Document is given by the terms of this Letter and the Finance Parties expressly reserve all their rights and remedies in respect of any breach of, or other default under, the Finance Documents.

4.5	A person who is not a party to this Letter has no right under the Contracts (Right of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Letter.
4.6	This Letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Letter.
5.	Governing law
5.1	This Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.
5.2

Clause 34 (Notices), Clause 39 (Confidential Information) and 43 (Enforcement) of the Facility Agreement shall apply to this Letter, mutatis mutandis, as if references in those provisions of the Facility Agreement to the Facility Agreement and Finance Document shall be construed as references to this Letter.

Please sign and return a copy of this Letter to confirm your agreement to the above.

Yours faithfully

/s/ Mohamad Darwish
Name: Mohamad Darwish
Title: Authorised Signatory
For and on behalf of
IHS Netherlands Holdco B.V.

/s/ Laurens Klein
Name: Laurens Klein
Title: Authorised Signatory
For and on behalf of
IHS Netherlands Holdco B.V.

/s/ Omoboye Odu
Name: Omoboye Odu
Title: Head, Global Corporates
For and on behalf of
Ecobank Nigeria Limited as Facility Agent (acting on the instructions of the Majority Lenders)